UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                September 29, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PGS - VESSEL ALLOCATION

SEPTEMBER 27, 2006: OSLO, NORWAY, Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) has introduced as a regular routine to report vessel utilization around the end of each quarter and announced today that its seismic vessel fleet used approximately 50% of its total time to acquire marine contract seismic in the third quarter of 2006. This compares to 78% in the second quarter of 2006 and 73% in the third quarter of 2005.

In the third quarter of 2006, PGS experienced a gear break-down on one of the main thrusters on Ramform Victory. Since the vessel was operating on a remote location offshore Sakhalin and had to steam to Japan for repair, approximately 30 days of production was lost. The vessel is now steaming back to Sakhalin.

Summary of vessel utilization:

Approximate allocation of            Quarter ended   Quarter ended
PGS total towed streamer             September 30,      June 30,
capacity
                                       2006    2005             2006

Contract seismic                        50%     73%              78%
Multi-client seismic                    33%     17%               9%
Steaming                                12%      7%              12%
Yard                                     5%      3%               1%
Standby                                  0%      0%               0%


Svein Rennemo, PGS Chief Executive Officer, commented:

"The seismic market continues to be strong. In the third quarter of 2006 we increased our investments in highly pre-funded marine multi-client data, significantly increasing the portion of our fleet used for multi-client seismic acquisition. The thruster failure on Ramform Victory negatively impacts vessel utilization and contract performance in Q3, but does not cause a change in our guidance on marine contract EBIT margin for the full year."


As previously announced PGS plans to release its 2006 third quarter financial results on Thursday, October 26, 2006, at approximately 8:00 am Central European Time (CET).

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



Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

--END--


FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone: +47 67 52 64 00
Cellular: +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Green
Phone: +1 281 509 8000
September 27, 2006

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
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                                                     (Registrant)

   September 29, 2006                        /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager